Ohiya Networks

Profit and Loss
January - December 2022

	TOTAL
Income	
Non Taxable Income	18,720.00
Sales	64,644.88
Equipment	291,080.61
Installation and Set-up	19,000.00
Internet	3,999.00
Phone Service	259.97
Usage Charges	525.00
Total Sales	**379,509.46**
Unapplied Cash Payment Income	0.00
Total Income	**$398,229.46**
Cost of Goods Sold	
Cost of Goods Sold	1,335.27
Commission and Referral Fees	18,550.00
Installation Fees	600.00
IT Support	392.80
PBX Software License Fees	50,073.11
Phone Purchase	22,308.49
Telnyx	15,232.89
Total Cost of Goods Sold	**108,492.56**
Purchases - Hardware for Resale	2,721.10
Total Cost of Goods Sold	**$111,213.66**
GROSS PROFIT	**$287,015.80**
Expenses	
Accounting	21,998.99
Advertising and Promotion	30,578.11
Automobile Expense	9,192.75
Bank Service Charges	690.00
Charitible Contributions	4,749.28
Contractor	352,886.68
Insurance Expense	7,893.96
Interest Expense	2,461.56
Legal and Professional	11,557.00
Meals and Entertainment	1,272.95
Office Supplies	2,402.97
Parking	340.24
QuickBooks Payments Fees	601.38
Rent Expense	729.00
Software	155.98
Telephone Expense	1,346.44
Travel & Entertainment	381.93

Ohiya Networks

Profit and Loss

January - December 2022

	TOTAL
Unapplied Cash Bill Payment Expense	-5,000.00
Total Expenses	**$444,239.22**
NET OPERATING INCOME	**$ -157,223.42**
Other Expenses	
Guaranteed Payments	
Claudio Garcia - GTD	42,300.00
Total Guaranteed Payments	**42,300.00**
Total Other Expenses	**$42,300.00**
NET OTHER INCOME	**$ -42,300.00**
NET INCOME	**$ -199,523.42**

Ohiya Networks

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking - 3699	-713.19
Chase Checking 2988	-44.59
CLASSIC BUSINESS CHECKING (5274) - 7	9,125.00
MidFirst Checking	-5,676.24
Total Bank Accounts	**$2,690.98**
Other Current Assets	
Investment-Aura	44,014.59
Prepaid Draw	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$44,014.59**
Total Current Assets	**$46,705.57**
TOTAL ASSETS	**$46,705.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	9,259.05
Total Accounts Payable	**$9,259.05**
Other Current Liabilities	
Colorado Payable	32.29
Forward Financing Loan	17,199.81
Loan from Dan Price	110,000.00
Loan from Robert Morrison	10,000.00
Loan Larry	2,500.00
PPP Loan	0.00
Sales Tax Payable	0.00
SBX Loan	181,430.25
Westwood Loan	0.00
Total Other Current Liabilities	**$321,162.35**
Total Current Liabilities	**$330,421.40**
Total Liabilities	**$330,421.40**
Equity	
Opening Balance Equity	8,825.00

Ohiya Networks

Balance Sheet

As of December 31, 2022

	TOTAL
Partner Contributions	
Alonzo - Owner's Contribution	10,000.00
Olivas-Owner's Contribution	10,600.00
Price-Owner's Contribution	23,000.00
Total Partner Contributions	**43,600.00**
Partner Distributions	
Aichele - Draw	-2,812.50
Alonzo - Draw	-1,400.00
Garcia-Owner's Draw	-93,376.10
Olivas-Owner's Draw	-3,750.00
Price-Owner's Draw	-2,108.21
Valencia-Owner's Draw	-3,375.00
Total Partner Distributions	**-106,821.81**
Retained Earnings	-29,795.60
Net Income	-199,523.42
Total Equity	**$ -283,715.83**
TOTAL LIABILITIES AND EQUITY	**$46,705.57**

Ohiya Networks

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-228,957.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	284,565.22
Accounts Payable (A/P)	-245,872.16
Colorado Payable	-476.16
Forward Financing Loan	-4,041.04
Loan from Dan Price	35,000.00
Loan from Robert Morrison	-15,000.00
Loan Larry	-12,500.00
PPP Loan	-18,720.00
SBX Loan	181,430.25
Westwood Loan	-8,538.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**195,847.67**
Net cash provided by operating activities	**$ -33,109.76**
FINANCING ACTIVITIES	
Opening Balance Equity	8,825.00
Partner Distributions:Garcia-Owner's Draw	3,991.39
Net cash provided by financing activities	**$12,816.39**
NET CASH INCREASE FOR PERIOD	**$ -20,293.37**
Cash at beginning of period	22,984.35
CASH AT END OF PERIOD	**$2,690.98**